Exhibit 12
CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE
Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Years Ended December 31
	2008	2007	2006	2005	2004
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and minority interest	$(3,565)	23,310	28,371	23,547	14,369
Distributions less than equity in earnings of fifty-percent-or-less-owned companies	5,790	(1,839)	(962)	(1,785)	(780)
Fixed charges, excluding capitalized interest*	1,288	1,680	1,410	747	758

	$3,513	23,151	28,819	22,509	14,347

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$935	1,253	1,087	497	546
Capitalized interest	568	565	458	395	430
Preferred dividend requirements of subsidiary and capital trusts	—	—	—	—	—
Interest portion of rental expense	207	171	232	188	174
Interest expense relating to guaranteed debt of fifty-percent-or-less-owned companies	3	19	—	—	9
Interest expense relating to guaranteed debt of greater than fifty-percent-owned companies	—	—	—	—	—

	$1,713	2,008	1,777	1,080	1,159

Ratio of Earnings to Fixed Charges	2.1	11.5	16.2	20.8	12.4

*	Includes amortization of capitalized interest totaling approximately $143 million in 2008, $237 million in 2007, $92 million in 2006, $62 million in 2005, and $28 million in 2004.
Earnings available for fixed charges include, if any, the company’s equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company’s proportionate share, if any, of interest relating to the contingent debt.
Earnings available for fixed charges include, if any, 100 percent of the losses of companies owned greater than fifty percent that have debt for which the company is contingently liable. Fixed charges include 100 percent of interest and capitalized interest, if any, relating to the contingent debt.